Exhibit 4.20

Pursuant to Instruction 4(a) as to Exhibits of Form 20-F, certain identified information (marked by [*]) has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

EXECUTION VERSION

Amendment No. 3 to Master Clinical Trial Collaboration Agreement

This Amendment No. 3 to Master Clinical Trial Collaboration Agreement (this “Amendment No. 3”) is effective as of November 10, 2021 (“Amendment No. 3 Effective Date”) by and between Compugen Ltd., an Israeli corporation with a place of business at Azrieli Center, 26 Harokmim Street, Building D, Holon 5885849, Israel (“Compugen”), and Bristol-Myers Squibb Company, a Delaware corporation, headquartered at 430 E. 29th Street, 14FL, New York, N.Y. 10016 (“BMS”).

Background

A.	BMS and Compugen entered into that certain Master Clinical Trial Collaboration Agreement, dated as of October 10, 2018, as amended (the “Agreement”).

B.	The Parties have mutually agreed to amend the Agreement as follows in accordance with Section 13.7 of the Agreement.

Now, therefore, in consideration of the mutual covenants and undertakings contained herein, and on the terms and subject to the conditions set forth herein, the Parties hereby agree as follows:

1.	Capitalized terms used and not otherwise defined herein shall have the meaning given to such terms in the Agreement.

2.	Section 2.8 shall be deleted in its entirety, and replaced with the following:

2.8          JDC Dispute Resolution. The representatives of the JDC shall attempt in good faith to reach consensus on all matters properly brought before the JDC. If, after a good faith reasonable, and open discussion among the members of the JDC, and the Alliance Managers, the JDC is unable to agree on a matter that has been properly brought before it for a period of [*], and that calls for a decision, either Party may refer the dispute (a “JDC Dispute”) to the JSC for resolution.

3.	The following shall be added to the Agreement as Section 2.9:

2.9          Joint Steering Committee. By no later than [*] after the Amendment No. 3 Effective Date, the Parties will establish a Joint Steering Committee (“JSC”) to provide strategic oversight to all Combined Therapy Studies, and to be the advisory body for the Combined Therapy Studies, the Monotherapy Arm and, if requested by Compugen, other clinical studies involving the Compugen Compound. The responsibilities of the JSC are described in Section 2.10(c) of this Agreement.

(a)          Membership. Each Party will initially appoint [*] voting representatives with appropriate seniority and expertise required to fulfill the responsibilities of the JSC to serve as members of the JSC. For clarity, members of the JDC may also serve as members of the JSC, as long as they meet the foregoing requirements. Members of the JDC, as well as employees or consultants of a Party who are not members of the JSC for either Party may be invited, subject to agreement (which agreement must be in writing and may be by email) by both Parties, to attend meetings of the JSC on an ad hoc basis if their attendance would helpful to the JSC in fulfilling its responsibilities. Such ad hoc attendees, however (i) shall not vote or otherwise  participate in the decision-making process of the JSC, and (ii) shall be bound by obligations of confidentiality and non-disclosure at least as protective of the Confidential Information of both Parties as those set forth in Article 9 of this Agreement. The JSC may change its size from time to time by mutual consent of its members, provided that the JSC will consist of an equal number of representatives from each of Compugen and BMS. Each Party may replace, on a temporary or permanent basis, any or all of its JSC representatives by providing written notice to the other Party; provided that any such replacement member shall have the appropriate seniority and expertise to serve as a member of the JSC.

EXECUTION VERSION

(b)          Meetings. The JSC will hold meetings at such times and places as the Parties may determine. The JSC will meet at least once quarterly during the Term unless the Parties agree otherwise. Meetings of the JSC need not be in person and may be by telephone or any other method determined by the JSC. Each Party will bear its own costs associated with attending such meetings.

(c)	Responsibilities.

(i)           overseeing and provide strategic direction to the Parties regarding the Combined Therapy, the Combined Therapy Studies, the Monotherapy Arm and, if requested by Compugen, other clinical studies of the Compugen Compound;

(ii)          serving as a forum for exchanging information, and facilitating strategic discussions between the Parties regarding the Combined Therapy, the Combined Therapy Studies, the Monotherapy Arm and, if requested by Compugen, other clinical studies of the Compugen Compound;

(iii)         establishing joint working groups when necessary or useful to facilitate communication and cooperation between the Parties regarding the Combined Therapy, the Combined Therapy Studies, and the Monotherapy Arm;

(iv)         subject to the provisions of Section 2.4(c) with regard to approval of Budgets, or changes to Budgets for Jointly-Funded Studies by the JDC, reviewing and providing guidance regarding new budgets, and changes or updates to existing budgets for the Combined Therapy Studies;

(v)          monitoring the progress of the Combined Therapy Studies and, to the extent it may be relevant to the Combined Therapy or the Combined Therapy Studies, the analyses of the Monotherapy Arm;

(vi)	resolving disputes between the Parties that have been referred to the JSC by the JDC as provided in Section 2.8.

(vii)	receiving updates and other material information regarding the Monotherapy Study Data and/or the Monotherapy Arm, in accordance with Section 8.11(a) hereof.

EXECUTION VERSION

(d)          Decisions. The representatives of the JSC shall attempt in good faith to reach consensus on all matters properly brought before the JSC. If after a good faith, reasonable and open discussion among the members of the JSC and the Alliance Managers, the JSC is unable to agree on a matter that has been properly brought before it for [*], either Party may refer the disputed matter (a “JSC Dispute”) to the Chief Executive Officer of Compugen, and the Executive Vice President, Research and Early Development of BMS for further discussion. If such senior officers are unable to resolve the disputed matter [*] after such referral, then:

(i)	if such JSC Dispute concerns [*], then [*];

(ii)	if the JSC Dispute concerns [*], then [*], provided that [*];

(iii)	if the JSC Dispute concerns [*] then [*].

(e)          Limitations On JSC Authority. The primary responsibility of the JSC shall be to provide strategic oversight and guidance, and therefore, except as expressly provided in Section 2.9(d), the JSC shall not have the authority to make decisions that are binding on the Parties. Further, the responsibilities and authority of JSC shall not replace the responsibilities and authority assigned to the JDC under Section 2.4, and Section 2.5, except to the extent that such matters also fall under the responsibilities and authority that are expressly designated to the JSC under this Section 2.9. For clarity, the JSC shall not have any decision making authority over matters [*], and any dispute regarding such matters shall [*].

4.	The following shall be added to the Agreement as Section 2.4(v):

(v)          Upon a request from the JSC, preparing a report regarding the progress of any or all of the Combined Therapy Studies, to be used by the JSC to fulfill its responsibilities as provided in Section 2.9(c).

5.	Section 8.11(a) (Access) of the Agreement is hereby deleted in its entirety, and replaced with the following:

(a)          Access. BMS shall have access to all interim clinical and translational data analyses, and the final clinical and translational data analysis made by, or provided to Compugen with respect to the Monotherapy Arm (the “Monotherapy Study Data”) promptly following the completion of any such analysis. In addition, Compugen shall provide updates with respect to the Monotherapy Arm, including: (i) reports requested by the JSC, provided that such information is relevant to the Combined Therapy or the Combined Therapy Studies, and (ii) all interim Monotherapy Study Data that is available at such time of each JSC meeting. Compugen shall also provide BMS all Monotherapy Study Data produced, after the most recent JSC meeting, if requested by BMS, but for clarity, shall not be obligated to produce additional analysis if requested solely by BMS.

6.	The following shall be added to the Agreement as Section 10.14:

10.14	Additional Funding.

(a)          Use of Funds. The entire net proceeds from the issuance of equity shares by Compugen under the Share Purchase Agreement dated October 15, 2021 shall be utilized by Compugen for the conduct of the Initial Studies and the Triple Study, provided that if all of such studies are completed in a manner reasonably satisfactory to BMS, then any remaining portion of the net proceeds of the issuance may be allocated to other “general working capital and research and development activities”. For clarity, notwithstanding the foregoing, neither the Initial Studies nor the Triple Study shall be deemed a Jointly-Funded Study.

EXECUTION VERSION

(b)          Annual Reports. Until the earlier of: (i) the completion of the Initial Studies and the Triple Study, or (ii) such time that the entire net proceeds from the issuance of equity shares by Compugen pursuant to the foregoing shall have been utilized by Compugen to conduct the Initial Studies and the Triple Study, Compugen shall provide the JSC, on an annual basis, a report summarizing in reasonable detail the activities performed to conduct the Initial Studies, and the Triple Study, and setting forth the actual amounts spent on the Initial Studies and the Triple Study (including reasonably related direct and indirect expenses) during the immediately preceding calendar year. Such reports shall also include a forecast of the activities to be performed to conduct the Initial Studies and the Triple Study over the following year, and a good faith estimate of the amount of funding required to perform such activities (including reasonably related direct and indirect expenses) over the following year. Such report shall be provided [*]. In addition, the first annual report will include all of the actual amounts spent on the Initial Studies and the Triple Study as of the Amendment No. 3 Effective Date.

7.	Except as amended by this Amendment No. 3, the Agreement shall continue in full force and effect pursuant to its terms.

8.       This Amendment No. 3 may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument. This Amendment No. 3 may be executed by facsimile or electronic (e.g., .pdf) signatures and such signatures shall be deemed to bind each Party hereto as if they were original signature.

9.       This Amendment No. 3 shall be governed and construed in accordance with the internal laws of the State of New York, USA, excluding any choice of law rules that may direct the application of the laws of another jurisdiction.

[Signature page follows]

EXECUTION VERSION

In witness whereof, BMS and Compugen have duly executed this Amendment No.3 as of the Amendment No. 3 Effective Date.

Compugen Ltd. By: /s/ Ari Krashin Name: Ari Krashin Title: CFO & COO	Bristol-Myers Squibb Company By: /s/ Jonathan Cheng, MD Name: Jonathan Cheng, MD Title: SVP, Head of Oncology Development